Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Partners of
Parkway Properties Office Fund, LP:

We consent to the incorporation by reference in the registration statements (Nos. 333-92957 and 333-108786) on Form S-3, the registration statements (Nos. 333-100565, 333-115286 and 333-134069) on Form S-8, and the registration statements (Nos. 333-88861 and 333-00311) on Form S-8 on Form S-3 of Parkway Properties, Inc. of our report on Parkway Properties Office Fund, LP (the Partnership) dated February 26, 2008, with respect to the consolidated historical-cost balance sheets of the Partnership as of December 31, 2007 and 2006, and the related consolidated historical-cost statements of operations, changes in partners' capital, and cash flows for the years then ended, not included herein, as well as the supplemental consolidated current-value balance sheets of the Partnership as of December 31, 2007 and 2006, and the related supplemental consolidated current-value statements of operations and changes in partners' capital for the years then ended, not included herein, which report appears in the December 31, 2007 annual report on Form 10-K of Parkway Properties, Inc.

/s/ KPMG LLP

Jackson, Mississippi
February 26, 2008